

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 17, 2011

Jerome L. Posey
Chief Financial Officer and Treasurer
Viper Powersports Inc.
10895 Excelsior Blvd., Suite 203
Hopkins, MN 55343

> **Re: Viper Powersports Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2009**
> **Filed April 15, 2010**
> **Form 10-Q for Fiscal Quarter Ended September 30, 2010**
> **Filed November 22, 2010**
> **Form 10-Q/A for Fiscal Quarter Ended March 31, 2010**
> **Filed November 22, 2010**
> **Form 10-Q/A for Fiscal Quarter Ended June 30, 2010**
> **Filed November 22, 2010**
> **File No. 001-51632**

Dear Mr. Posey:

We have reviewed your response letter dated January 31, 2011 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within 10 business days by confirming that you will revise your document in future filings or by amending your filings for which amendments are requested, and by providing any requested information. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments or any amendment to your filings, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2009

Management's Discussion and Analysis
Results of Operations for the Fiscal Year Ended December 31, 2009 Compared to the Fiscal Year Ended December 31, 2008
Revenues, page 11

1. Refer to your response to prior comment 4. Our comment was in regard to the negative revenue in the fourth quarter of fiscal 2009. You reported net revenues for the nine months ended September 30, 2009 and 12 months ended December 31, 2009 of $373,669 and

$342,282, respectively, a reduction of 9.2% in the fourth quarter. We repeat our comment to explain to us and disclose the reason for the reduction. If it is due to sales returns, please tell us and disclose in the notes to the financial statements your accounting policy for sales returns, and disclose in MD&A the impact of sales returns on your revenues in each reported period reported affected.

2. Refer to your response to prior comment 5. We believe the information contained in your response is useful information to enable investors to understand the stage of your operations, including that of non-vehicle sales, since you disclose in your filing that your operations also are expected to consist of such revenues. Please revise your disclosure accordingly. Also, it is not clear why information on the number of motorcycles sold and average sale price would not provide any intelligible or material information to investors, and why investors would not be interested in this information to help them assess the state and level of your operations. Please advise, with a view toward enhancing your disclosure in this regard.

Exhibits 31.1 and 31.2
Certifications Pursuant to Section 302 of the Sarbanes-Oxley Act

3. Refer to your response to prior comment 14. Please amend the Form 10-K for the year ended December 31, 2009 to include certifications pursuant to Section 302 of the Sarbanes-Oxley Act that contain all required content.

Form 10-Q for Fiscal Quarter Ended September 30, 2010

Consolidated Balance Sheets, page 3

4. Refer to your response to prior comment 15. In regard to your accounts receivables, please disclose an accounting policy in the notes to your financial statements that addresses the basis for (i) accounting for accounts receivables, (ii) determining an allowance for doubtful accounts and associated provision charged to earnings, (iii) when accounts are considered to be past due, and (iv) when accounts are considered to be uncollectible and written off to the allowance account. Refer to Accounting Standards Codification 310-10-50 in regard to applicable disclosures for accounts receivables. In connection with this, disclose the balance of the allowance for doubtful accounts for each balance sheet presented pursuant to Rule 5-02.4 of Regulation S-X.

Management's Discussion and Analysis
Results of Operations, page 12

5. Refer to your responses to prior comments 16 and 17. Investors should be provided some level of meaningful analysis to help them assess your operations and associated results. The information contained in your response appears to be meaningful to investors' understanding of your results. Please revise your disclosure accordingly. Refer to instruction 4 to Item 303(A) of Regulation S-K. In connection with this, discuss why you believe it was necessary to price your products that resulted in negative gross profit. If costs incurred to produce your

motorcycles are prohibitive in setting prices at a level to recover the costs, discuss why your costs of production are at this level and your plans to produce motorcycles at a level of cost that contributes to positive gross profit.

Form 10-Q/A for Fiscal Quarters Ended March 31, 2010 and June 30, 2010

Item 3. Controls and Procedures
Evaluation of disclosure controls and procedures

6. Refer to your response to prior comment 18. The context of whether your disclosure controls and procedures are effective rests on whether or not you have satisfied the definition of disclosure controls and procedures as defined in Exchange Act Rules 13a-15(e) and 15d-15(e). In this regard, your stage of development and limited personnel may be factors considered in the evaluation of whether or not your disclosure controls and procedures are truly effective. We note that the restatements were due to incorrect accounting for warrants you issued. Accordingly, it is not clear why you believe that your disclosure controls and procedures are effective in light of the amended filings to restate your financial statements to correct this accounting. Please revise the disclosure controls and procedures disclosure in these amended filings to state that you re-evaluated the effectiveness of your disclosure controls and procedures in light of the restatements made and either (i) the basis for your belief that your disclosure controls and procedures were effective despite the restatements for incorrect accounting of your warrants, or (ii) your disclosure controls and procedures were not effective, with disclosure of any remedial action taken to rectify this. In this regard, if no remedial action has been taken, please state this in the revised disclosure and explain why not.

Please contact Doug Jones at 202-551-3309 if you have questions. You may also contact me at 202-551-3380.

Sincerely,

Lyn Shenk
Branch Chief